December 4, 2014

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Edge Therapeutics, Inc.
Amendment No. 3 to Confidential Draft Registration Statement on Form S-1 submitted on September 10, 2014 (File No. 377-00526)

Dear Mr. Riedler:

On behalf of Edge Therapeutics, Inc. (the “Company”), set forth below is the Company's response to the comment letter provided by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission to the Company dated September 26, 2014, regarding Amendment No. 3 to the Company's Confidential Draft Registration Statement on Form S-1 (File No. 377-00526) (the “Amended Registration Statement”) and the prospectus included therein.

We describe below the changes that we have made in response to the Staff's comment in the Company’s Amendment No. 4 to its Draft Registration Statement on Form S-1 (the “Amendment”) that the Company confidentially submitted on the date hereof. For your convenience, the Staff's comment is numbered and presented in bold-faced type below, and the comment is followed by the Company's proposed response. The Company will also provide the Staff courtesy copies of the Amendment as-filed and marked to reflect the changes from the Amended Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Amended Registration Statement, and page references in the response refer to the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 62

1.	Although you indicate in the last sentence on page 62 that the conversion and investment rights you identify do not apply to this offering, it is unclear whether these rights survive the offering and will therefore apply to any private placement transactions you may complete after this offering. Please revise your disclosure to clarify and, if they do survive, please expand your disclosure to describe the major terms of each provision.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 62 to clarify that the conversion and investment rights survive the consummation of the offering in certain circumstances. The Company respectfully submits that all material terms of these provisions have been described.

December 4, 2014

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If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Austin Stephenson Daniel Greenspan

Brian A. Leuthner Edge Therapeutics, Inc.

Mitchell S. Bloom Arthur R. McGivern Goodwin Procter LLP